

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2011

Mr. Ferdinand V. Lepere
Chief Financial Officer
Arthur Cox Building
Earlsfort Terrace
Dublin 2, Ireland

      Re: **TBS International PLC**
              Form 10-K for the year ended December 31, 2009
              Filed March 16, 2010
              File No. 001-34599

Dear Mr. Lepere:

We have reviewed your response letter dated December 22, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2009

Note 2. Summary of Significant Accounting Policies and Basis of Presentation
Revenue Recognition – Related Expenses, page F-8

We note from your response to our prior comment 2 that you believe revenue is not recognized in advance of performance, however it is still not clear to us when "performance" actually begins on your voyage charters. In light of your response at the bottom of the first paragraph that a customer obligation is created when the customer is notified of the scheduled arrival of the vessel at the load port, it would appear that a voyage charter does not begin until the vessel gets to the load port and contract performance would not include transit time to the load port. Please explain to us in more detail why you believe performance of a specific voyage charter begins upon completion of the discharge of the vessels's previous cargo. As part of your response, please clearly indicate the time which a customer begins its obligations under the contract and the time the obligation ends.

Form 10-Q for the Quarter Ended September 30, 2010

Management's Discussion and Analysis

– Non-GAAP Financial Measures

We note from your response to our prior comment 7 that you use EBITDA as a liquidity measure. However, we note that your disclosure reconciles EBITDA to net income, which would indicate its use as an operating performance measure. To the extent EBITDA continues to be used as a liquidity measure, please revise your disclosure in future filings to reconcile EBITDA to cash flow from operations and to present the amounts of cash flows from investing and financing activities alongside your reconciliation.

– Liquidity and Capital Resources

We note from your response to our prior comment 8 that in your analysis of the modifications to the non-revolving credit facility you used terms that existed prior to the March 2009 amendments because the March 2009 modifications were not deemed to be substantial and the May 2010 amendments, which although beyond the 12 month requirement to look back were being negotiated in March, were deemed, for the purpose of your analysis to have taken place within one year of the March 2009 amendments. In light of the fact that the most recent amendments were made in May 2010, more than a year subsequent to the March 2009 amendments, please tell us if there would be a materially different result if the March 2009 amended amounts had been used in your analysis. If so, please explain to us in further detail why you believe your accounting is appropriate.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(914) 779-5230